UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. ______)*


                         UNIPRO FINANCIAL SERVICES, INC.
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                                (Name of Issuer)


                                  Common Stock
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                              (Title of Securities)


                                   90915 R 105
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                                 (CUSIP Number)


                                Martin Sumichrast
                                 JAYBELLE, INC.
                               3137 Denwood Drive
                               Rock Hill, SC 29732
                                 (704) 847-4917
            (Names, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                SEPTEMBER 8, 2005
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 12d-1(f) or Rule 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.                                                      Page 1 of 4 Pages
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1     Names of Reporting Persons
      IRS Identification Nos. of Above Persons

      JAYBELLE, INC. IRS IDENTIFICATION NO. 20-1811073

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2     Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) |_|   Not Applicable

      (b) |_|   Not Applicable

      Not Applicable

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3     SEC Use Only

4     Source of Funds WC

5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

      Not Applicable

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6     Citizenship or Place of Organization     Not Applicable.
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Number of Shares Beneficially Owned by Each Reporting Person With:

7     Sole Voting Power             2,095,000

8     Shared Voting Power           Not Applicable

9     Sole Dispositive Power        2,095,000

10    Shared Dispositive Power      Not Applicable

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11    Aggregate Amount Beneficially Owned by Each Reporting Person     2,095,000

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12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions) |_|
      Not Applicable

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13    Percent of Class Represented by Amount in Row (9) 40.7%

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14    Type of Reporting Person (See Instructions)     CO

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


Item 1. Security and Issuer.

This statement relates to the common stock ("Common Stock") of UniPro Financial Services, Inc., a Florida corporation (the "Issuer"). The principal executive offices of UniPro Financial Services, Inc. are located at 31200 Via Colinas, Suite 200, Westlake Village, California 91362.

Item 2. Identity and Background.

The identity of the person filing this statement is as follows:

a.    Name:              Jaybelle, Inc. ("Jaybelle")
                         a North Carolina corporation

b.    Business Address:  3137 Denwood Drive
                         Rock Hill, SC 29732

c.    Occupation: Not Applicable

d.    Jaybelle,  Inc. has not,  during the last five years,  been convicted in a
      criminal    proceeding    (excluding   traffic   violations   or   similar
      misdemeanors).

e. Jaybelle, Inc. was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On September 8, 2005 in connection with a privately negotiated control share acquisition by a group of investors, Jaybelle acquired 1,950,000 shares of the Issuer's common shares. The aggregate consideration paid by the group was $400,000.00 or approximately $0.087912 per share. Jaybelle, Inc. also obtained an option to purchase 125,000 shares of Issuer common stock from certain shareholders at $1.00 per share.

Item 4. Purpose of Transaction.

Jaybelle did not acquire the Common Stock for the purpose of acquiring control of Issuer. As of the filing date, Jaybelle has no plans or proposals that related to or that would result in any of the actions specified in clauses (b) though (j) of Item 4 of Schedule 13D, although Jaybelle may, in the future, in connection with his review of its investment in the Common Stock from time to time explore a variety of alternatives. There is no assurance that Jaybelle will develop any plans or proposals with respect to any of the foregoing actions. Any alternative which it best may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations and prospects of Issuer and general economic, financial market and industry conditions.

Item 5. Interest in Securities of the Issuer.

Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, Jaybelle is considered the beneficial owner of a total of 1,970,000 shares of Issuer's Common Stock and an option to purchase 125,000 shares from existing shareholders at $1.00 per share, collectively representing approximately 40.7% of all issued and outstanding shares of Common Stock. Jaybelle has sole voting power and sole power to dispose of the Common Stock. Other than the purchase of stock from existing shareholders, Jaybelle has not engaged in any transactions involving Issuer Common Stock during the past 60 days. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by Jaybelle.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not Applicable.

Item 7. Material to be Filed as Exhibits.

Not Applicable.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            September 23, 2005


                                            Jaybelle, Inc.

                                            /s/ Martin Sumichrast
                                            -----------------------------------
                                            Name:  Martin Sumichrast
                                            Title:    President